EXHIBIT 99.1

NXT Energy Solutions Announces Intention to Withdraw Resolution for Shareholder Approval for Stock Option Extensions

CALGARY, Alberta, June 20, 2017 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX:SFD) (OTCQB:NSFDF) announces that following a request from the TSX, the previously stated intention to seek shareholder approval to extend the expiry date of certain stock options at the Annual and Special General Meeting of Shareholders on June 21st, has been withdrawn.  Approval for the resolution will no longer be sought.

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the year ended December 31, 2016 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:

Bev Stewart
V-P Finance & CFO
NXT Energy Solutions Inc.
403-206-0807
nxt_info@nxtenergy.com
www.nxtenergy.com

Kin Communications
Investor Relations
1-866-684-6730 / 604-684-6730
sfd@kincommunications.com